The Crone Law Group P.C.

500 Fifth Avenue, Suite 938

New York, NY 10110

Tel: 646.861.7891

June 29, 2022

VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Fitell Corporation
Registration Statement on Form F-1, Submitted Confidentially on June 17, 2022 File Number: 377-06231

Ladies and Gentlemen:

On behalf of Fitell Corporation (the “Company”), a foreign private issuer organized under the laws of the Cayman Islands, we have submitted a draft registration statement on Form F-1 (the “Draft Registration Statement”) via EDGAR on June 17, 2022. The Draft Registration Statement relates to the planned initial public offering of ordinary shares of the Company, US$0.0001 par value per share.

The Company is submitting the Draft Registration Statement on a confidential basis in accordance with Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”) and confirms that (i) it is an “emerging growth company,” as defined in the Securities Act, (ii) the Company’s common equity securities have not been sold pursuant to an effective registration statement, and (iii) the Company will publicly file the initial confidential submission and all amendments thereto no later than 15 days prior to the date the Company first conducts a road show for its proposed initial public offering.

On behalf of the Company, we appreciate your attention to this matter. If you have any questions or wish to discuss any matters with respect to the confidential submission, please do not hesitate to contact me at (216) 387-0823 (e-mail: lshih@cronelawgroup.com).

Thanks in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Liang Shih

cc: Fitell Corporation